UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2007            File No.    0-51324

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated April 2, 2007

2.

News Release dated April 9, 2007

3.

News Release dated April 23, 2007

4.

News Release dated April 24, 2007

5.

News Release dated April 27, 2007

6.

News Release dated April 30, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: April 30, 2007	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

TSX-V: “DJE”/OTC BB: “DJEEF”

FOR RELEASE:  April 2, 2007

Dejour Expands Presence in North American Energy Markets

Vancouver, British Columbia, Canada, April 2, 2007 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: DJE/OTC BB: DJEEF) Robert L. Hodgkinson, Chairman & CEO reports that Dejour has developed a strategic, evolving business model focused on three corporate profit centres in order to maximize its current business opportunities:

Dejour Enterprises Ltd.  Continues to manage investments and carried interests in uranium exploration projects in addition to its 100% owned subsidiaries:

Dejour Energy, USA

100% owned subsidiary – holds and manages direct interests and operations in O&G lands in the USA

Dejour Energy, Alberta

100% owned subsidiary (pending) – holds and manages direct interests and operations in O&G lands in Canada

Dejour Enterprises Ltd.

Key objective is managing investments, corporate finance and identifying new opportunities. Dejour Enterprises currently owns 17.5 mm shares (33.5%) of Titan Uranium (TSX-V: TUE). Titan recently concluded a $9 million private placement of flow-through shares and is finalizing a $5 million JV with Mega Uranium (TSX: MGA), bringing the total funding to $25 million available for uranium discovery on their Athabasca and Thelon Basin property holdings. Dejour also benefits from a 10% carried interest and 1% NSR in almost 1 mm acres of certain of those Athabasca properties. Drilling has commenced with the exploration budget totally funded through the end of 2008.

Dejour Energy USA

100% owned by Dejour Enterprises, it owns interests in over 290,000 gross acres (59,400 approx. net) of hydrocarbon leases in the Piceance and Uinta Basins of western Colorado and eastern Utah.  Further lands are being systemically acquired.

To strategically advance operations and to maximize the potential of the myriad of opportunities available to the Company from this multiple-project inventory of O&G landholdings, Dejour Energy, USA is now establishing headquarters in Denver, Colorado. Dejour’s COO, Doug Cannaday will primarily focus his activities as President and COO of Dejour USA., in addition to current corporate responsibilities. This will involve prospective land deals through partnerships with qualified operators focused on thoughtful exploitation of properties, beginning with the Company’s 25% owned Barcus Creek prospects. Receipt of access, pipeline right of way and drill permits from Colorado state authorities is expected during Q2 2007.  As reported in prior releases, the Barcus Creek prospect abuts lands leased to Exxon and currently the subject of drilling activity by Williams Cos.. Dejour Energy, USA and its partners have applied for and currently await approval for permits to drill 22 locations on multiple prospect lands throughout the basins. Retamco Operating will manage drilling operations of these initial wells.

Dejour Energy, Alberta

Currently owned 90% by Dejour Enterprises and 10% by Wildhorse Energy (owned by Charles Dove, Geophys.), Dejour, Alberta will become 100% owned by Dejour upon successful conclusion of current negotiations. Its primary focus is to commercialize conventional oil and gas projects in the Peace River Arch area of NW Alberta and NE British Columbia.  Pending a final agreement, the investment made to date by Mr. Dove will be crystallized into shares of Dejour upon approval by regulatory authorities. Mr. Dove, as President and COO of Dejour, Alberta, based out of company offices in Calgary, manages a team of geologists, land and administrative personnel and a contract petroleum engineer focused on economic Canadian O&G exploration projects. A member of Dejour’s Board of Advisors since inception, Mr. Dove will be formally invited to complement the Board of Directors of Dejour Enterprises.

To date, Dejour Energy, Alberta has initiated drilling and/or re-entry operations on five separate projects with three more projects awaiting completion of contracts and/ or final geotechnical interpretation.  On a cumulative basis, Dejour Energy, Alberta has to date earned or purchased interests approximating an average 22% in over 45,000 acres in this highly productive hydrocarbon prone area. It is expected that Company interests in this area will continue to increase. The Peace River Arch area has been the most active area for exploration in search of significant reserves in Canada’s Western Sedimentary Basin since the discovery of the massive Ladyfern Gas field in the late 1990’s.  Due to the sensitive nature of certain land negotiations, details of these operations will remain confidential until certain deals are concluded and partners concur to a release.  Dejour expects to provide a more comprehensive summary of these results prior to the end of the second quarter, and advises that initial production should commence during the third quarter 2007. To date drilling operations indicate that guidance in prior Dejour news releases remains appropriate for this series of projects.

The Company wishes to reserve for issuance 1.6 mm options at $2.50 per share for a period of up to five years to directors, management and consultants pursuant to its existing stock option plan. The Company relies on similar equity pricing criteria for conclusion of the Dejour Energy, Alberta purchase negotiation.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration with a significant investment in uranium discovery.  The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

Dejour has significant holdings in two of the world’s premiere energy resource regions.  This includes  over 290,000 gross (59,400 net) acres in the Piceance-Uinta Basin, the largest natural gas resource in North America; and major interest in a uranium exploration company, Titan Uranium Inc. (TSX-V: TUE), with 1.44 million acres in the Athabasca and Thelon Basins, the world’s most recognized areas for uranium exploration.  The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050 Facsimile: 604.638.5051  Email: investor@dejour.com

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

TSX-V: “DJE”/OTC BB: “DJEEF”

FOR RELEASE:

April 9, 2007

Dejour's First Drake Well Tests at 930 MCF Per Day

Vancouver, British Columbia, Canada, April 9, 2007 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”, OTC BB: DJEEF, Frankfurt: D5R)  Robert L. Hodgkinson, Chairman & CEO is pleased to announce, further to the release of April 2, 2007, that drilling activity conducted by Dejour Energy, Alberta is continuing as planned with five operations currently underway.

Drake Prospect Discovery

Dejour has successfully drilled 2 wells on the Company’s 1500 acre, 100% working interest (“WI”), owned Drake prospect. The wells were drilled to the Notikewin formation and production pipe was set on both. The first well was perforated without stimulation and tested flow rates averaging 930 thousand cubic feet per day (MCF/D). Dejour’s geologists report that the logs of the second well appear equal to or better than the first. Due to the advent of road bans now in effect in this northern part of the Peace River area, testing of the second well, following stimulation, will occur directly into production lines to be laid when ground conditions permit.

Dejour estimates it will realize combined daily production flow rates ranging from 1500-2000 MCF/D net to its 100% before payout WI from these wells. After payout, Dejour will retain a 60% WI. Production flow rates may differ from test flow rates.

(One MCF is roughly equivalent to 1mmBTU which is the quoted gas contract on the New York Mercantile Exchange [NYMEX]. Current price is approximately US$7.65 per mmBTU).

Expansion plans include the licensing of 2 additional locations to be drilled later in the year (100% WI) to test the same Notikewin sands, which is the major producer in this Drake area of the Peace River Arch (over 207 wells producing over 46 BCF gas since 2001). There are deeper formations that may be a target for further gas accumulations. The decision to test these will follow interpretation of available 3D seismic.

Dejour holds drilling rights averaging 22% to over 45,000 additional acres of O&G lands in the hydrocarbon- rich Peace River Arch region of NW Alberta/ NE British Columbia.  These holdings are in addition to its key interests in almost 300,000 gross acres of natural gas leases in the Piceance-Uinta Basin of Colorado/Utah; a controlling interest in publicly traded and well capitalized Titan Uranium (TSX.V-TUE) currently valued at CDN $50 million, plus a 10% carried interest and a 1% NSR in almost 1 million acres of prime Athabasca Basin uranium exploration lands - the world’s #1 uranium address.

Charles E. Dove is the qualified person for the Peace River Arch prospect.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration with a significant investment in uranium discovery.  The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

TSX-V: “DJE”/OTC BB:”DJEEF”

FOR RELEASE:

April, 23 2007

Fiscal Dec 31, 2006 Financial Results

Vancouver, British Columbia, Canada, April 23, 2007 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”, OTCBB: “DJEEF”) Robert L. Hodgkinson, Chairman & CEO would like to announce that Dejour Enterprises Ltd. will file on SEDAR its annual audited Financial Statements and Management Discussion and Analysis (“MD&A”) by April 30, 2007.

It is expected that the financial statements and MD&A will include a gain of approximately $30 million from the disposition of uranium properties to Titan Uranium Inc. (“Titan”) that was closed in December 2006.

More details of the Titan transaction can be found in the Company’s SEDAR filings on December 20, 2006 and January 2, 2007.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires and exploits high-impact energy exploration assets, strategically monetizes them through development, partnerships and co-ventures targeting risk minimization and return maximization.

Dejour has significant holdings in three of the world's premiere energy resource regions. This includes 288,000 gross (60,000 net) acres in the Piceance and Uinta Basins, a vast natural gas play in North America and a major interest in Titan Uranium Inc. (TSX-V: TUE), with 1.44 million acres of uranium exploration lands in northern Canada’s Athabasca and Thelon Basins. Finally, the Company is developing multiple opportunities including a recently reported discovery, in the Peace River Arch, Western Canada’s most prolific exploration area, with interests in over 45,000 acres of oil and gas leases.

The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

TSX-V: “DJE”/OTC BB:”DJEEF”

FOR RELEASE:

April, 24 2007

Dejour to Raise $21.2M Privately

Vancouver, British Columbia, Canada, April 24, 2007 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”, OTCBB: “DJEEF”) Robert L. Hodgkinson, Chairman & CEO announces that Dejour Enterprises Ltd. has agreed to raise up to CDN$21.2 M through a non-brokered private placement of  8 million units at CDN$2.65 per unit, with a green shoe provision to increase the offering by 25%, subject to regulatory approval.

Each unit comprises of one common share and one half common share purchase warrant. Each full warrant is exercisable into one common share at CDN$3.35 per share for 2 years. The Company will have the right to call early exercise of the warrants should the closing price of the Company’s common shares equal or exceed CDN $5.00 for 10 consecutive trading days.

Dejour has agreed to pay a finders’ fee of 6% in cash of the amount raised and issue to agents a compensation option equal to 7% of the units sold, where applicable, exercisable into common shares at CDN$3.35 per share until 31 December, 2008, with the same call provision as the purchase warrants referenced above.

Pursuant to private placement regulations, a four month “hold” period will apply to all securities to be issued, commencing from date of closing, expected on or before 25 May 2007.

Funds will be utilized for continued development of the Company’s North American energy holdings, to fund potential acquisitions and for working capital.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires and exploits high-impact energy exploration assets, strategically monetizes them through development, partnerships and co-ventures targeting risk minimization and return maximization.

Dejour has significant holdings in three of the world's premiere energy resource regions. This includes 288,000 gross (60,000 net) acres in the Piceance and Uinta Basins, a vast natural gas play in North America and a major interest in Titan Uranium Inc. (TSX-V: TUE), with 1.44 million acres of uranium exploration lands in northern Canada’s Athabasca and Thelon Basins. Finally, the Company is developing multiple opportunities including a recently reported discovery, in the Peace River Arch, Western Canada’s most prolific exploration area, with interests in over 45,000 acres of oil and gas leases.

The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

TSX-V: “DJE”/OTC BB:”DJEEF”

FOR RELEASE:

April, 27 2007

Dejour Receives Approved Permits to Drill in Piceance Basin

Vancouver, British Columbia, Canada, April 27, 2007 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”) Robert L. Hodgkinson, Chairman & CEO is very pleased to announce that it has received Approved Permits to Drill (APD’s) from the Meeker Bureau of Land Management office in Colorado, for the initial two locations for the Barcus Creek prospect.  This prospect is located in the company’s Rio Blanco Deep Project Area, North Barcus Cr. 1-12 and 2-12. Final approvals from the Colorado State office are now expected within the next two weeks. Two additional approved APD’s for additional locations at Barcus Creek are expected shortly.

Dejour expects drill pads at four (4) separate drilling locations to be constructed on the Barcus Creek leases, with each location prepared to ultimately drill up to six (6) individual wells. Drilling operations are planned to commence prior to the end of June 2007, subject to final rig contract. The primary drill target is the lower 2000’ of the Mesa Verde Group sandstones, the most prolific producing natural gas reservoir in this Basin. Currently drill permits will allow for 40 acre spacing units on this prospect.

Dejour currently holds a 25% working interest in the 1590 acre Barcus Creek prospect, and over 12,000 acres in the Rio Blanco Deep project area. This is part of almost 290,000 gross acres of oil & gas leases held by Dejour in the Piceance/Uinta Basins of Western Colorado and Eastern Utah. Brownstone Ventures (TSX.V: BWN) also holds a 10% working interest in this prospect and the Retamco joint venture.

The Rio Blanco Deep project area of the Piceance Basin has become the focus of concentrated drilling activity in the past 12 months:

*

Williams Co. has recently drilled two wells offsetting the Company’s Barcus Creek leases on leases held by Exxon to depths approximating 11,500 feet, and now has drilling operations proceeding on two more locations.

*

Bass Operating has completed 3 wells into pipe and is currently drilling a fourth well on locations to the southeast.

*

Conoco- Phillips is also active in this area with two drill rigs drilling full time on lands purchased by Encana, which approximate 200,000 acres in this project area.

This is the initial phase of an extended exploitation program planned by Dejour and its partners for the Piceance/Uinta properties.  The August 2005 Oil & Gas Investor states that the Piceance Basin alone could contain over 300 TCF of gas in place. As previously reported in Dejour’s news release dated 11.24.2006, the undiscovered resource potentials associated with the Dejour- Brownstone-Retamco properties are postulated to exceed 5 TCF gas and 2 BBO by independent engineering firms.

Dr. R. Mark Bustin PhD, Geol. is the qualified person for this project.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

Dejour has significant holdings in three of the world's premiere energy resource regions. This includes 288,000 gross (60,000 net) acres in the Piceance and Uinta Basins, a vast natural gas play in North America; and a major interest in Titan Uranium Inc. (TSX-V: TUE), with 1.44 million acres in the Athabasca and Thelon Basins, the world's most recognized areas for uranium exploration. Finally, the company is pursuing high impact natural gas opportunities in Canada's Western Sedimentary Basin, known as the Peace River Arch Projects, comprising of 49,000 gross acres.

The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

 TSX-V: “DJE”/OTC BB:”DJEEF”

FOR RELEASE:

April 30, 2007

Dejour Files 51-101

Vancouver, British Columbia, Canada, April 30, 2007 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”)  announces that in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators, the Company has filed its reserves data and other oil and gas information (51-101, F2 & F3) for the year ended December 31, 2006.  Copies may be obtained on www.sedar.com or by contacting the Company.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com